UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                        	(Amendment No. 2)*




                                PERFECT CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                Class A Ordinary Shares
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    G7006A109
                  --------------------------------------------
                                 (CUSIP Number)


                                 September 30, 2024
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[] Rule 13d-1(b)

[] Rule 13d-1(c)

[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP No. G7006A109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          THE GOLDMAN SACHS GROUP, INC.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               3,516,554
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               3,516,554

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           3,516,554


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           3.5 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------

-----------------------
  CUSIP No. G7006A109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          GOLDMAN SACHS & CO. LLC

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           New York

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               3,516,554
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               3,516,554

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           3,516,554


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           3.5 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           BD-OO-IA

------------------------------------------------------------------------------

-----------------------
  CUSIP No. G7006A109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          GOLDMAN SACHS ASIA STRATEGIC II PTE. LTD.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Singapore

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               2,631,517
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               2,631,517

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           2,631,517


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           3.1 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           CO

------------------------------------------------------------------------------

-----------------------
  CUSIP No. G7006A109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          STONEBRIDGE 2020, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               431,804
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               431,804

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           431,804


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           0.5 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           PN

------------------------------------------------------------------------------

-----------------------
  CUSIP No. G7006A109                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          STONEBRIDGE 2020 OFFSHORE HOLDINGS II, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Cayman Islands

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               226,077
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               226,077

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           226,077


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           0.3 %


------------------------------------------------------------------------------
12.   Type of Reporting Person

           PN

------------------------------------------------------------------------------

Item 1(a).         Name of Issuer:
                   PERFECT CORP.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   14F, No.98, Minquan Rd, Xindian District
                   New Taipei City 231, Taiwan

Item 2(a).         Name of Persons Filing:

                   THE GOLDMAN SACHS GROUP, INC.
                   GOLDMAN SACHS & CO. LLC
                   GOLDMAN SACHS ASIA STRATEGIC II PTE. LTD.
                   STONEBRIDGE 2020, L.P.
                   STONEBRIDGE 2020 OFFSHORE HOLDINGS II, L.P.

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   The Goldman Sachs Group, Inc.
                   200 West Street
                   New York, NY 10282

                   Goldman Sachs & Co. LLC
                   200 West Street
                   New York, NY 10282

		   GOLDMAN SACHS ASIA STRATEGIC II PTE. LTD.
		   1 Raffles Link 07-01
		   Singapore

		   STONEBRIDGE 2020, L.P.
		   200 West Street
                   New York, NY 10282

		   STONEBRIDGE 2020 OFFSHORE HOLDINGS II, L.P.
		   200 West Street
                   New York, NY 10282

Item 2(c).         Citizenship:
                   THE GOLDMAN SACHS GROUP, INC. - Delaware
                   GOLDMAN SACHS & CO. LLC - New York
                   GOLDMAN SACHS ASIA STRATEGIC II PTE. LTD. - Singapore STONEBRIDGE 2020, L.P. - Delaware
                   STONEBRIDGE 2020 OFFSHORE HOLDINGS II, L.P. - Cayman Islands

Item 2(d).         Title of Class of Securities:
                   Class A Ordinary Shares

Item 2(e).         CUSIP Number:
                   G7006A109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a).[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

          (k).[_]  A group, in accordance with Rule 13d-1(b)(1)(ii)
                   (A) through (K).

	   If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s)to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are:


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit (99.2)

Item 8.            Identification and Classification of Members of the Group.


Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                             Not Applicable


--------------------------

   *In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998)(the "Release"),this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and
(ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 30, 2024,

             THE GOLDMAN SACHS GROUP, INC.

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

             GOLDMAN SACHS & CO. LLC

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

             GOLDMAN SACHS ASIA STRATEGIC II PTE. LTD.

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

             STONEBRIDGE 2020, L.P.

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

             STONEBRIDGE 2020 OFFSHORE HOLDINGS II, L.P.

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------
  99.1          Joint Filing Agreement
  99.2          Item 7 Information
  99.3          Power of Attorney, relating to
                THE GOLDMAN SACHS GROUP, INC.
  99.4          Power of Attorney, relating to
                GOLDMAN SACHS & CO. LLC
  99.5          Power of Attorney, relating to
                GOLDMAN SACHS ASIA STRATEGIC II PTE. LTD.
  99.6          Power of Attorney, relating to
                STONEBRIDGE 2020, L.P.
  99.7          Power of Attorney, relating to
                STONEBRIDGE 2020 OFFSHORE HOLDINGS II, L.P.

                                                                  EXHIBIT (99.1)

                                JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Ordinary Shares, par value $ per share, of PERFECT CORP.
and further agree to the filing of this agreement  as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  October 30, 2024,

             THE GOLDMAN SACHS GROUP, INC.

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

             GOLDMAN SACHS & CO. LLC

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

             GOLDMAN SACHS ASIA STRATEGIC II PTE. LTD.

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

             STONEBRIDGE 2020, L.P.

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

             STONEBRIDGE 2020 OFFSHORE HOLDINGS II, L.P.

             By:/s/ Sam Prashanth
              ----------------------------------------
             Name:  Sam Prashanth
             Title:  Attorney-in-fact

                                                                  EXHIBIT (99.2)

                                ITEM 7 INFORMATION

                                                                  EXHIBIT (99.3)

                             POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC.
(the "Company") does hereby make, constitute and appoint Papa Lette, Akash Keshari, Regina Chan, Andrzej Szyszka, Ameen Soetan, Rahail Patel, Santosh Vinayagamoorthy, Sadhiya Raffique, Matthew Pomfret,
Abhishek Vishwanathan, Mariana Audeves, Veronica Mupazviriwo, Elizabeth Novak and Sam Prashanth, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company pursuant to Rule 13f-1or Regulation 13D-G under the Securities Exchange Act of 1934, (as amended, the "Act"), which may be required of the Company with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said Attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said Attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until July 29, 2025 unless earlier revoked by written instrument, or in the event an Attorney-in-fact ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates or ceases to perform the function in connection with which he or she was appointed Attorney-in-fact prior to July 29, 2025, this Power of Attorney shall cease to have effect in relation to such Attorney-in-fact upon such cessation but shall continue in full force and effect in relation to the remaining Attorneys-in-fact. The Company has the unrestricted right unilaterally to revoke the Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

This Power of Attorney supersedes the Power of Attorney granted by the Company to Abhishek V, Kateryna Osmachko, Ameen Soetan, Kshama Mishra, Papa Lette, Sunaina Kapoor, and Andrzej Szyszka on February 9, 2024.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of July 29, 2024.


GOLDMAN SACHS & CO. LLC



By: /s/  Richard A. Friedman
____________________________
Name: Richard A. Friedman
Title: Assistant Secretary

                                                                  EXHIBIT (99.4)

                             POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS & CO. LLC
(the "Company") does hereby make, constitute and appoint each Papa Lette, Akash Keshari, Regina Chan, Andrzej Szyszka, Ameen Soetan, Rahail Patel, Santosh Vinayagamoorthy, Sadhiya Raffique, Matthew Pomfret,
Abhishek Vishwanathan, Mariana Audeves Martinez, Veronica Mupazviriwo, Elizabeth Novak and Sam Prashanth, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company pursuant to Rule 13f-1or Regulation 13D-G under the Securities Exchange Act of 1934, (as amended, the "Act"), which may be required of the Company with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said Attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said Attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until October 1,2025 unless earlier revoked by written instrument, or in the event an Attorney-in-fact ceases to be an employee of The Goldman Sachs Group, Inc.
or one of its affiliates or ceases to perform the function in connection with which he or she was appointed Attorney-in-fact prior to October 1,2025 this Power of Attorney shall cease to have effect in relation to such Attorney-in-fact upon such cessation but shall continue in full force and effect in relation to the remaining Attorneys-in-fact. The Company has the unrestricted right unilaterally to revoke the Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

This Power of Attorney supersedes the Power of Attorney granted by the Company to Abhishek V, Kateryna Osmachko, Ameen Soetan, Kshama Mishra, Papa Lette, Sunaina Kapoor, and Andrzej Szyszka on December 1, 2023.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of October 1,2024.


GOLDMAN SACHS & CO. LLC


By: /s/  Milton Millman
____________________________
Name: Milton Millman
Title: Managing Director

                                                                EXHIBIT (99.5)

			POWER OF ATTORNEY
		GOLDMAN SACHS ASIA STRATEGIC II PTE. LTD.

	THIS POWER OF ATTORNEY EXPIRES ON 31 DECEMBER 2026
			UNLESS EARLIER REVOKED
BY THIS POWER OF ATTORNEY made on 9 February 2024, Goldman Sachs Asia Strategic II Pte. Ltd. (Unique Entity Number 201911051 E), a company incorporated in Singapore with its registered office at 1 Raffles Link, #07-01, Singapore 039393 ("the Company"), HEREBY APPOINTS each of:Abhishek V, Kateryna Osmachko, Ameen Soetan, Papa Lette, Sunaina Kapoor, Andrzej Szyszka, Mariana Audeves and Sam Prashanth (each an "Attorney") as a true and lawful attorney of the Company to act singly in the name of and on behalf of the Company to execute and deliver in its name and on its behalf whether the Company is acting individually, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said Attorney power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifies and confirms all that said Attorney shall lawfully do or cause to be done by virtue hereof.

Each Attorney listed under this Power of Attorney will have limited authority to perform the functions stated in this Power of Attorney and will perform the functions stated in this Power of Attorney only in his or her administrative capacity. Further, this power of attorney does not provide any independent rights or extend to any authority, explicit or implied, to solicit business, negotiate, enter and/or conclude contracts principally or otherwise, enter into any transactions whatsoever for and/or on behalf of the Company or otherwise which could influence the economics of any contract or transaction binding the Company.

AND IN RELATION to the execution of any document by virtue of this Power of Attorney, the signature of said Attorneys shall be binding on the Company.
This Power of Attorney shall remain in full force and effect until the earlier of (i) 31 December 2026; or (ii) such time it is revoked in writing by the Company; provided that in the event an Attorney ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates or ceases to perform the function in connection with which he/she was appointed Attorney prior to such time, this Power of Attorney shall cease to have effect in relation to such Attorney upon such cessation of employment or role but shall continue in full force and effect in relation to the remaining Attorneys. The Company has the unrestricted right unilaterally to revoke this Power of Attorney.

This Power of Attorney shall be governed by and construed in accordance with the laws of Singapore.

IN WITNESS WHEREOF this Power of Attorney has been executed by the Company as a Deed on the date set out above.

For and on behalf of
Goldman Sachs Asia Strategic II Pte. Ltd.

By: /s/ Tan Ching Chek
_________________________

Name: Tan Ching Chek
Director

In the Presence of
By: /s/Yeng Shi Hui
_________________________

Name: Yeng Shi Hui
Witness
Address: c/o 220 Orchard Road, #05-01 Midpoint Orchard,
Singapore 238852

                                                                EXHIBIT (99.6)

			POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS STONEBRIDGE 2020, L.P. (the "Company") does hereby make, constitute and appoint each of Papa Lette, Akash Keshari, Regina Chan, Andrzej Szyszka, Ameen Soetan, Rahail Patel,
Santosh Vinayagamoorthy, Sadhiya Raffique, Matthew Pomfret,
Abhishek Vishwanathan, Mariana Audeves Martinez, Veronica Mupazviriwo, Elizabeth Novak and Sam Prashanth (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of July 23, 2024.


STONEBRIDGE 2020, L.P.
By: BRIDGE STREET OPPORTUNITY ADVISORS, L.L.C., its general partner




By: /s/  Scott Kilpatrick
____________________________
Name: Scott Kilpatrick
Title: Vice President

                                                                EXHIBIT (99.7)

			POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS STONEBRIDGE 2020 OFFSHORE HOLDINGS II, L.P. (the "Company") does hereby make, constitute and appoint each Papa Lette, Akash Keshari, Regina Chan, Andrzej Szyszka, Ameen Soetan, Rahail Patel, Santosh Vinayagamoorthy, Sadhiya Raffique, Matthew Pomfret,
Abhishek Vishwanathan, Mariana Audeves Martinez, Veronica Mupazviriwo, Elizabeth Novak and Sam Prashanth (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of August 12, 2024.


STONEBRIDGE 2020 OFFSHORE HOLDINGS II, L.P.
By: Bridge Street Opportunity Advisors, L.L.C., its general partner



By: /s/  Carey Ziegler
____________________________
Name: Carey Ziegler
Title: Vice President


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